MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2005

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 233-0464
Fax: (403) 266-2606
www.manson.ca

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the nine month periods ended June 30, 2005 and June 30, 2004.

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	June 30 2005	September 30 2004
ASSETS		
CURRENT		
Cash and cash equivalents Note 2	$ 799,112	$ 188,697
Accounts receivable	5,465	8,747
Due from related parties	289	436
Prepaids	11,571	12,555
	816,437	210,435
INVESTMENTS AND OTHER ASSETS Note 3	67,653	42,653
MINERAL PROPERTIES AND EQUIPMENT Schedule	628,803	1,069,505
	$ 1,512,893	$ 1,322,593
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 31,795	$ 27,205
Due to related parties	-	7,421
Asset retirement obligation Note 1	20,000	-
	51,795	34,626
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 4		
Issued: 23,604,775 common shares, (Sept.30,2004 - 16,420,402)	7,638,122	7,124,199
CONTRIBUTED SURPLUS Note 4	521,334	91,334
DEFICIT	(6,698,358)	(5,927,566)
	1,461,098	1,287,967
	$ 1,512,893	$ 1,322,593

Commitments note 6

Approved on behalf of the Board

"R. Chernish" Director

"J.P.Jutras" Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30 2005	Three months ended June 30 2004	Nine months ended June 30 2005	Nine months ended June 30 2004
REVENUE				
Interest and other	$ **3,509**	$ 929	$ **5,547**	$ 4,598
EXPENSES				
General and administrative	**29,043**	14,419	**82,855**	59,605
Reporting to shareholders	**3,960**	(568)	**9,162**	8,336
Professional fees	**1,125**	733	**7,890**	8,766
Stock exchange and transfer agent fees	**3,760**	4,025	**7,508**	7,937
Stock option compensation Note 7	**130,000**	-	**130,000**	-
Depreciation	**1,077**	620	**2,654**	1,554
	168,965	19,229	**240,069**	86,198
LOSS BEFORE THE UNDERNOTED	**(165,456)**	(18,300)	**(234,522)**	(81,600)
Write-down of mineral properties	**-**	(7,708)	**(536,270)**	(7,708)
Mineral property proceeds in excess of carrying cost	**-**	-	**-**	2,500
NET LOSS	**(165,456)**	(26,008)	**(770,792)**	(86,808)
DEFICIT, beginning of period	**(6,532,902)**	(5,867,485)	**(5,927,566)**	(5,806,685)
DEFICIT, end of period	$ **(6,698,358)**	$ (5,893,493)	$ **(6,698,358)**	$ (5,893,493)
LOSS PER SHARE				
-basic and diluted	$ **(0.01)**	$ 0.00	$ **(0.04)**	$ (0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	**23,515,764**	15,447,875	**19,450,561**	15,396,132

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2005	2004	2005	2004
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **3,508**	$ 929	$ **5,547**	$ 4,598
Cash operating expenses	**(30,689)**	(9,552)	**(116,118)**	(62,329)
	(27,181)	(8,623)	**(110,571)**	(57,731)
FINANCING ACTIVITIES				
Exploration incentives received	**-**	2,223	**4,901**	2,223
Private placement proceeds	**-**	100,000	**750,000**	100,000
Share issue costs	**(2,637)**	-	**(28,917)**	-
Options and warrants exercised	**4,000**	-	**85,840**	-
	1,363	102,223	**811,824**	102,223
INVESTING ACTIVITIES				
Mineral property additions	**(50,997)**	(17,250)	**(65,838)**	(38,445)
Drilling deposit	**(25,000)**	-	**(25,000)**	-
Proceeds on sale of mineral property	**-**	-	**-**	2,500
	(75,997)	(17,250)	**(90,838)**	(35,945)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(101,815)**	76,350	**610,415**	8,547
CASH AND CASH EQUIVALENTS:				
Beginning of period	**900,927**	243,253	**188,697**	311,056
End of period	$ **799,112**	$ 319,603	$ **799,112**	$ 319,603

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the periods ended June 30, 2005 and June 30, 2004.

Non-cash transacations

During each of the periods ended June 30, 2004 and June 30, 2005, the Company issued 50,000 common shares pursuant to an option agreement to acquire an interest in the CR Property in British Columbia. The option payment was valued at the trading price of the Company's stock on the transaction date.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE NINE MONTH PERIODS ENDED JUNE 30, 2005 AND JUNE 30, 2004
(Unaudited - prepared by management)

2005		Yukon				British Columbia	
Exploration and development expenditures:	**Total**	**NAD**	**Tanner**	**Cuprum**	**JRS**	**CR Property**	**Other**
Balance September 30, 2004	$ 997,982	$ 510,144	$ 207,850	$ -	$ 202,651	$ 77,337	$ -
Geological consulting	29,369	-	887	4,214	-	24,268	-
Geochemical analysis	6,159	-	219	-	-	5,940	-
Field costs	8,403	-	104	2,510	-	5,789	-
Asset retirement obligation Note1	20,000	-	10,000	-	10,000	-	-
Exploration incentives	(4,901)	-	(4,901)	-	-	-	-
Mineral property write-offs	(510,144)	(510,144)	-	-	-	-	-
Balance June 30, 2005	546,868	-	214,159	6,724	212,651	113,334	-
Property acquisition costs:							
Balance September 30, 2004	61,750	23,000	25,190	-	885	12,675	-
Costs incurred	33,934	-	420	5,000	-	25,388	3,126
Mineral property write-offs	(26,126)	(23,000)	-	-	-	-	(3,126)
Balance June 30, 2005	69,558	-	25,610	5,000	885	38,063	-
Total mineral properties June 30, 2005	$ 616,426	$ -	$ 239,769	$	$ 213,536	$ 151,397	$ -
Equipment	23,114						
Accumulated depreciation	(10,737)						
Total mineral properties and equipment June 30, 2005	$ 628,803						

2004		Yukon			British Columbia	
Exploration and development expenditures:	**Total**	**NAD**	**Tanner**	**JRS**	**CR Property**	**Kendall**
Balance September 30, 2003	$ 913,475	$ 510,144	$ 200,680	$ 202,651	$ -	$ -
Geological consulting	7,970	-	1,059	-	5,823	1,088
Field costs	5,285	-	-	-	3,665	1,620
Mineral property write-offs	(2,708)					(2,708)
Yukon mineral exploration tax credit	(2,223)	-	(2,223)	-	-	-
Balance June 30, 2004	921,799	510,144	199,516	202,651	9,488	-
Property acquisition costs:						
Balance September 30, 2003	39,075	23,000	15,190	885	-	-
Costs incurred	28,020	-	10,420	-	12,600	5,000
Mineral property write-offs	(5,000)					(5,000)
Balance June 30, 2004	62,095	23,000	25,610	885	12,600	-
Total mineral properties June 30, 2004	$ 983,894	$ 533,144	$ 225,126	$ 203,536	$ 22,088	$ -
Equipment	15,999					
Accumulated depreciation	(7,324)					
Total mineral properties and equipment June 30, 2004	$ 992,569					

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital to meet is obligations, including all payments related to properties, for the coming year. If the Company is to expand its exploration plans significantly, it will require additional financing.

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at June 30, 2005 the Company has included in liabilities an estimated current obligation of $20,000 for the removal of oil drums and miscellaneous items from its camp in the Yukon. While the Company is not legally liable for clean-up at this point in time, management has determined that it will include this clean-up in its summer exploration plans. Management has estimated that discounted clean-up obligations for future periods are not significant.

2. Restricted Cash and Cash Equivalents

Proceeds of $150,000 received for the issuance of flow-through shares is included in cash and cash equivalents. This cash is to be utilized to incur qualifying exploration expenditures in accordance with Canadian income tax legislation. As at June 30, 2005, approximately $30,000 of qualifying expenditures had been incurred.

3. Investments and other assets

	June 30, 2005	September 30, 2004
Investments (fair value$28,000, September 30, 2004 - $23,000)	**$22,412**	$22,412
Mineral exploration deposit	**14,000**	14,000
Drilling deposit	**25,000**	-
Non-current prepaid expenses	**6,241**	6,241
	$67,653	$42,653

4. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2004	16,420,402	$7,124,199	$ 91,334
Private placement (net of issue costs of $28,917)	6,525,973	421,083	300,000
Issued pursuant to CR property acquisition	50,000	7,000	-
Warrants exercised	500,000	75,000	-
Options exercised	108,400	10,840	-
Stock option compensation for options granted	-	-	130,000
Balance June 30, 2005	**23,604,775**	**$7,638,122**	**$ 521,334**

During the nine months ended June 30, 2005, the Company closed a non-brokered private placement consisting of 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one share purchase warrant that may be exercised to purchase one common share at $0.14 per share until March 7, 2007. Each of the 1,071,428 units was comprised of one flow-through common share and one warrant that may be exercised to purchase one non-flow-through common share at $0.14 per share until March 7, 2007. The 6,525,973 warrants issued pursuant to the private placement were valued at $300,000 and this amount is included in contributed surplus.

4. Capital Stock (continued)
Pursuant to the issue of flow-through shares, the Company is required to renounce to the flow-through share investors certain tax deductions associated with mineral exploration costs incurred. When these expenditures are renounced in accordance with Canadian income tax legislation, share capital will be reduced by the tax effect of these renounced expenditures and a future tax liability will be recorded. As the Company has unrecognized future tax assets, this liability can be extinguished as losses are incurred through the recognition of a future tax recovery in the statement of operations.

b) Stock options and warrants
i) Stock options
The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.

No options were cancelled during the nine months ended June 30, 2005. Stock options to acquire 108,400 shares were exercised at $0.10 per share during the nine months ended June 30, 2005. Stock options to acquire 875,000 shares at $0.15 per share, expiring May 12, 2010, were granted during the nine months ended June 30, 2005. The following summarizes outstanding options, including expiries, at June 30, 2005, all of which vested immediately upon granting:

Number of options	Price	Expiry date
891,600	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
875,000	$0.15	May 12, 2010
2,221,600		

ii) Warrants
Warrant transactions during the nine months ended June 30, 2005 are summarized below:

	Number of warrants	Price	Expiry date
Balance September 30, 2004	500,000	$0.15	December 24, 2005
Exercised	(500,000)	$0.15	December 24, 2005
Issued pursuant to Private Placement (note 4(a))	6,525,973	$0.14	March 7, 2007
Balance June 30, 2005	**6,525,973**	$0.14	March 7, 2007

5. Related Party Transactions
During the nine months ended June 30, 2005, the Company billed companies related by virtue of certain common officers and directors $26,000 for their share of base office lease costs and $30,000 for their share of lease operating and miscellaneous costs.

A company related by virtue of certain common officers and directors billed the Company for its share of certain general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2005 was $26,000. Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the nine months ended June 30, 2005 was $47,000. Related party payables at September 30, 2004 related to a portion of these administrative and consulting charges plus goods and services taxes thereon.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

6. Commitments

Office Lease

The company has office lease commitments in the following amounts for the fiscal years ended September 30:

2005	$48,600
2006	$48,600
2007	$12,200

The Company is also committed to pay lease operating costs that vary from year to year, but aggregated approximately $39,000 during the year ended September 30, 2004. The Company subleases office space to three companies, related by virtue of certain common officers and directors that, in aggregate, contribute 70% of the aforementioned lease amounts as well as 70% of lease operating costs.

Mineral Properties

CR Property, British Columbia

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June 30, 2004(paid/issued)	$ 5,000	50,000
June 30, 2005(paid/issued)	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

The Company may acquire 1.0% of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

Cuprum Property, Yukon Territory

During the nine months ended June 30, 2005, the Company entered into an agreement with a non-related corporation to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. The Company paid the vendor $5,000 upon signing the agreement, and conducted a due diligence field program on the property. The Company can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $70,000 cash and 450,000 of its capital stock as follows:

Date	Cash	Common Shares
October 31, 2005	$ 5,000	50,000
October 31, 2006	15,000	50,000
October 31, 2007	15,000	100,000
October 31, 2008	15,000	100,000
October 31, 2009	20,000	150,000
Total	$70,000	450,000

The Company can terminate the agreement without penalty at any time, provided that they have given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

7. Stock-based compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options were granted to purchase 875,000 common shares at $0.15 per share. A value of $130,000 was associated with the option grant using the Black-Scholes Option Pricing Model under the following assumptions:

Expected stock price volatility	270%
Risk-free interest rate	3.3%
Expected option life	5 years
Expected dividend yield	-

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 15, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to a mineable stage or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

a) Tanner

The Company had acquired 8 claims located in the Mayo mining district pursuant to an acquisition agreement dated June 18, 2001. The vendor has retained a 2% standard Net Profits Interest in the property which may be purchased by the Company for $600,000. The Company has staked an additional 106 claims in the area. In June of 2002 two drill holes totaling 306 meters were drilled approximately 750 meters apart. Analytical data has revealed anomalous values of precious and base metals as well as pathfinder elements considered to be indicative of Sedex style mineralization. Precious and base metal indications include values ranging from 0 to 0.15 g/t gold, 3.8 g/t silver and 1370 ppm zinc throughout select sampled intervals of up to 1 meter in the first two drill holes on the Tanner Target.

In August, 2004 the Company completed two reconnaissance soil traverses in the central and southeast portion of the property. The Company had budgeted approximately $40,000 for this summer exploration program, however only $9,000 was expended, allowing the budget for the CR British Columbia property to be expanded. The soil traverses will serve as an orientation and a test to see if a larger program of soil sampling and mapping is warranted. The Company was pleased with the results of the reconnaissance soil program, which confirm the presence of elevated base and precious metals in the system, and suggest Zinc and Copper values are increasing in the southeast part of the property.

The Company is undertaking a soil sampling/prospecting program with a budget of approximately $15,000 this summer that will be similar to the summer 2004 program. The Company will continue efforts to attract a partner to this 100% owned property.

Yukon Mineral Properties (continued)

b) JRS

The JRS claims were staked in the summer of 2001. The property consists of 25 claims covering 522 hectares. During the 2002 exploration program, three drill holes totaling 385 meters were drilled approximately 130 meters apart. The 2002 drilling positively identified a new mineralized VMS, (volcanogenic massive sulphide) style occurrence. Numerous intervals of pyrite dominated syngenetic massive sulphide that were intersected carry precious and base metals. Gold values ranged from 0 to 0.38 g/t, silver ranged from 0 to 27.6 g/t, zinc ranged from 0 to 2600 ppm and copper values ranged from 0 to 2760 ppm. Massive sulphide intervals intersected in the initial three drill holes ranged between 2 to 50 centimeters in thickness. Occurrence of intrusion-related type gold-arsenopyrite veins has also been recognized on the property to date. These veins represent an additional exploration target aside from the VMS system. In an effort to preserve cash, the Company determined that it would not carry out an exploration program on this property in fiscal 2004. There has been recent interest by another industry player in adjoining properties, and the Company is evaluating attracting possible joint venture partners.

c) NAD

Management continues to believe that the property has promise from a grass roots perspective. However, after evaluating the property in the quarter ended December 31, 2004, Management determined that exploration programs would be better devoted to other properties in its portfolio. As a result, although claims continued to be current on the property, Management decided to write-off the accumulated acquisition and exploration costs during the three months ended December 31, 2004.

d) Cuprum

The Company has entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

The details of the agreement are as follows:

1) The Company will have the right to terminate the agreement at any time without further payments or work commitments provided that proper notification is provided
2) The Company must pay $5,000 upon signing, (paid in May, 2005)
3) The Company will conduct a due diligence field program on the property prior to July 31, 2005, (completed), and will decide at this point whether to proceed with the project. (The Company has determined that it will proceed with the acquisition of Cuprum as a result of its due diligence.)
4) Until the Company gives notice of termination of the agreement, it will be required to make the following payments in cash and common shares of the Company:

Date	Cash Payment	Shares issued
October 31, 2005	$ 5,000	50,000
October 31, 2006	$15,000	50,000
October 31, 2007	$15,000	100,000
October 31, 2008	$15,000	100,000
October 31, 2009	$20,000	150,000
Total potential payments	$70,000	450,000

Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5% could be purchased at the discretion of the Company for $1,500,000.

The initial field visit to the property confirmed the presence of strong, widespread skarn developed in the marble and limestone of the Takhini assemblage along the contact with the overlying volcanic package. Strongly mineralized magnetite skarn containing chalcopyrite, pyrite, and bornite were observed. The magnetite skarn is present within a larger zone of calc-silicate skarn varying in width from 10 to 20 meters. The company undertook an extensive geochemical and magnetic survey on the property during July, 2005 at an approximate cost of $45,000. The results of the surveys are outstanding at this point.

British Columbia

a) CR Property

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Ominica Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $22,500 to June 30, 2005), and issue 575,000 common shares, (issued 100,000 to June 30, 2005), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which may be purchased by the Company for $1,000,000.

The property consists of 3 recorded claims totaling approximately 1,700 hectares. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone.

The Company undertook an exploration program during the summer of 2004 under the supervision of Dr. Shane Ebert, the Qualified Person for the project. The program included geological mapping, 412 meters of backhoe trenching, rock and soil sampling and a ground magnetic survey. The initial budget for this program had been $30,000, however it was expanded once the initial investigation indicated that further work was warranted. As a result the actual costs incurred approximated $86,000.

Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036 % molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling.

The Company was encouraged by the results of its first phase of exploration. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company collected approximately 148 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. Further, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The drill program, which occurred during July, 2005, was budgeted at approximately $210,000. The budget had increased from the $150,000 originally estimated in the Company's news release announcing the closing of the private placement described in 6) Financing. The increase was due to a reassessment of work that would be performed and upward revisions to drilling costs which were increasing due to a shortage of rigs. Actual costs approximated budget. Eight holes were drilled for a total of 1,580 meters. The Company announced drill results for all eight holes on August 11, 2005, news release # 05-09. The news release can be accessed through www.sedar.com and the Company's website at www.manson.ca. The work completed to date; mapping, trenching and diamond drilling, has outlined a mineralized porphyry system that is 900 meters by 100 to 180 meters.

The Company also devoted time to prospecting surrounding properties and other prospective properties in the area during the months of May, June, and July 2005.

3) Operating Results

Three months ended June 30, 2005 compared to three months ended June 30, 2004

The net loss for the three months ended June 30, 2005 of $165,000 increased by $147,000 from the comparative three month period.

The primary contributor to the increased loss was the recording of stock option compensation expense of $130,000 attributable to the granting of 875,000 stock options during the period. The value is calculated using the Black Scholes Option Pricing Model.

An increase in general and administrative expenses of $15,000 also contributed to the increased loss. Secretarial and office costs increased approximately $4,000 in the period due to time spent on the non-brokered private placement and increased administration costs associated therewith. Office lease costs increased approximately $1,000 as the Company assumed more office space in relation to other companies that share office space. Administrative consulting costs increased approximately $7,000 due to greater time spent in relation to the private placement and increased reporting requirements.

An increase in "Reporting to Shareholder" costs of $4,000 was due to the timing of these costs. Certain of the expenses were incurred later in the current period due to the annual reports being filed later.

These increased expenses were offset by increased interest income in the current period of $3,000 resulting from higher cash balances after the private placement.

Nine months ended June 30, 2005 compared to nine months ended June 30, 2004

The net loss for the nine months ended June 30, 2005 of $771,000 increased approximately $684,000 from the comparative period loss of $87,000.

The write-off of mineral property costs of $536,000 was the primary contributor to the increased loss. The write-off pertained primarily to NAD, Yukon, (see 2) Mineral Properties above). An increase in office and secretarial, administrative consulting and occupancy expenses also contributed to the increased loss. The reason for these increases is discussed in the three-month comparative above.

The "proceeds on disposal of mineral properties in excess of carrying costs" in the nine months ended June 30, 2004 related to the sale of data regarding a British Columbia mineral property that had been written-off in a previous year. The $8,000 mineral property write-off in the comparative period pertained to the Kendall mineral property for which the initial due diligence resulted in the Company's decision to terminate the acquisition agreement.

The following summarizes the components of professional fees included in the statement of earnings:

	Nine months ended June 30, 2005	**Nine months ended June 30, 2004**
Legal and filing fees	$ 2,140	$ 3,766
Audit fees	5,750	5,000
Total	$7,890	$ 8,766

The following are the significant expenditures included in the General and Administrative expense financial statement category in the Statement of Operations:

	Nine Months ended June 30, 2005	Nine Months ended June 30, 2004
Administrative consulting fees	$ 22,832	$ 17,760
Occupancy costs	21,088	17,194
Office and secretarial	29,598	17,946
Travel and promotion	6,425	4,545
Insurance	2,912	2,160
Total	$ 82,855	$ 59,605

4) Liquidity and Capital Resources

The Company's working capital position at June 30, 2005 was $764,000, (September 30, 2004 - $176,000). The Company expended $86,000, (net after receipt of mineral exploration incentives and including a drilling deposit of $25,000), on mineral property exploration and $111,000 on operations during the nine months ended June 30, 2005. The large increase in cash operating expenses compared to the comparative period was due to the fact that in the comparative period the Company received amounts for rent reimbursement that had been outstanding for a number of periods prior thereto. Further, the increase in expenses as discussed above contributed to this difference.

The Company received approximately $807,000 during the nine months ended June 30, 2005, comprised of the private placement proceeds of $750,000 net of issue costs of $29,000 and proceeds of $86,000 from the exercise of options and warrants.

With the proceeds from the private placement, the Company is in a position to complete their planned summer exploration programs, budgeted at approximately $280,000, and have sufficient cash to fund administrative requirements for the remainder of fiscal 2005 and 2006.

5) Contractual Obligations

The Company has office lease obligations and obligations associated with the acquisition of mineral properties as follows, (see note 6 to financial statements):

Office base lease obligation: fiscal 2005 and 2006 $48,600; fiscal 2007 - $12,200

Aggregate unpaid mineral property cash payments and share issuances, by fiscal year, required to complete the acquisitions of the CR and Cuprum properties are as follows:

Fiscal year of payment	Cash	Common Shares
2006	$ 20,000	150,000
2007	$ 30,000	150,000
2008	$ 35,000	225,000
2009	$ 35,000	250,000
2010	$ 20,000	150,000
Total	$140,000	925,000

6) Financing

On March 8, 2005, the Company closed a non-brokered private placement for gross proceeds of $750,000. The Company issued 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one purchase warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one non-flow-through warrant that may be exercised at $0.14 to March 7, 2007 to acquire one non-flow-through common share. The proceeds of the private placement were earmarked to undertake a drill program on the CR property in British Columbia, to evaluate new mineral prospects and for working capital purposes. The fiscal 2005 mineral property expenditures that will be financed by this private placement are estimated at $280,000.

6) Financing (continued)

During the year ended September 30, 2004, the Company undertook a private placement financing for net proceeds of $100,000. CDG Investments Inc. subscribed to 1,000,000 units of the Company at $0.10 per unit, with each unit comprised of one common share and one-half of a share purchase warrant. Each whole warrant could be exercised to purchase one common share at $0.15 per share to December 24, 2005. CDG exercised all of its warrants for $75,000 during the nine months ended June 30, 2005. The proceeds of the financing were earmarked to evaluate new mineral exploration projects with an emphasis on porphyry-style copper/gold targets, for grass roots exploration and for general and administrative costs. Approximately $90,000 of this was spent on such exploration on the CR and Kendall properties in British Columbia. The remainder was applied to operations.

7) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Interest and other income	$ 5,801	$ 6,799	$ 12,670
Net Loss	$ (120,881)	$ (440,693)	$ (153,031)
Basic and diluted loss per share	$ (0.01)	$(0.03)	$ (0.01)
Financial Position			
Working capital	$ 175,809	$ 316,206	$ 416,702
Total assets	$ 1,322,593	$ 1,348,994	$ 1,784,552
Share Capital	$ 7,124,199	$ 7,019,199	$ 7,110,533
Contributed Surplus	$ 91,334	$ 91,334	$ -
Deficit	$ (5,927,566)	$ (5,806,685)	$ (5,365,992)

The comparatively higher loss in 2003 is reflective of mineral property write-offs that year that aggregated approximately $333,000, (2004 - $16,000; 2002 - $8,000).

8) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2005	March 31 2005	Dec. 31 2004	Sept. .30 2004	June 30 2004	Mar. 31 2004	Dec. 31 2003	Sept. 30 2003
Interest & Other	$ 3,509	$1,134	$ 904	$1,203	$ 929	$ 2,035	$ 1,634	$ 2,104
Net loss before mineral property write-offs and property proceeds	$(165,456)	$(42,608)	$ (26,458)	$(25,825)	$ (18,300)	$ (36,822)	$ (26,478)	$(22,052)
Mineral property (write-offs) net of proceeds in excess of carrying cost	$ -	$(3,125)	$(533,145)	$ (8,248)	$ (7,708)	$ -	$ 2,500	$(9,195)
Net Loss	$(165,456)	$(45,733)	$(559,603)	$(34,073)	$ (26,008)	$ (36,822)	$ (23,978)	$(31,247)
Basic and diluted loss per share	$ *(0.01)*	$ *0.00*	$ *(0.03)*	$ *(0.01)*	$ *0.00*	$ *0.00*	$ *0.00*	$ *(0.03)*

The significant loss in the quarter ended June 30, 2005 is primarily attributable to stock option compensation expense of $130,000 being recorded in the period upon the granting of stock options. This is a non-cash charge. Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs and stock option compensation expenses. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

9) Directors and Officers

Regan Chernish	Director and President
Jean Pierre Jutras	Director and Vice-President
James Devonshire	Director
Shane Ebert	Director
Doug Bryan	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

10) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2005:

i) received or accrued $26,000 from corporations related by virtue of common officers and directors for rent of shared office space and $30,000 for lease operating and office costs.

ii) paid or accrued $47,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (some of which is capitalized to mineral properties), accounting and administrative services provided.

iii) paid or accrued to a corporation related by virtue of certain common officers and directors $26,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

11) Exploration Expenditures

Refer to the Schedule of Mineral Properties included in the financial statements for expenditures incurred during the year on the various properties.

12) Capital Stock and Contributed Surplus

a) Authorized and Issued

Authorized: Unlimited number of voting common shares
Unlimited number of Class A preferred shares, issuable in series
Unlimited number of Class B preferred shares, issuable in series

Issued:

Refer to note 4 to the financial statements. There have been no shares issued subsequent to June 30, 2005 to August 15, 2005.

b) Stock Options and Warrants

i) Options

No options were granted, cancelled or exercised during the period from June 30, 2005 to August 15, 2005. Refer to Note 4 (b)(i).

ii) Warrants

There were no warrants exercised or issued during the period from June 30, 2005 to August 15, 2005 and none expire. Refer to Note 4(b)(ii).

13) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the nine months ended June 30, 2005. The Company does not employ a dedicated "investor relations" individual or firm.

14) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. During the 2005 Spring/Summer Exploration season the Company will conduct a prospecting program on the Tanner property with an estimated maximum budget of $15,000. The Company has conducted a sampling, prospecting and drilling program on the CR, British Columbia property with an approximate cost of $225,000 to August 15, 2005, and performed due diligence work on the Cuprum, Yukon property with a cost of approximately $10,000. The Company conducted a geophysical survey on the Cuprum property subsequent to June 30, 2005 at an approximate cost of $21,000. Results from the summer program will dictate what, if any, further exploration work will be conducted on the property in future periods. In addition, the Company will endeavor to undertake the removal of fuel drums and other field supplies from their Yukon properties. Costs, which are expected to aggregate approximately $20,000, have been accrued as a current liability at June 30, 2005 with $10,000 recorded as costs capitalized to each of the Tanner and JRS properties respectively.

15) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, and lack of operating cash flow. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

16) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

17) New Accounting Policies

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at June 30, 2005 the Company has recorded an estimated current obligation of $20,000 for the removal of oil drums and miscellaneous items from its camp in the Yukon. While the Company is not legally liable for clean-up at this point in time, Management has determined that it will include this clean-up in its summer exploration plans. Management has estimated that discounted clean-up obligations for future periods are not significant.

18) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Shari Difley, Chief Financial Officer of Manson Creek Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Manson Creek Resources Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

Signed: "Shari Difley"
Shari Difley, Chief Financial Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Regan Chernish, President and Chief Executive Officer of Manson Creek Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Manson Creek Resources Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

Signed: "Regan Chernish"
Regan Chernish, President/CEO